Exhibit 1

GERDAU                                                                  CO-STEEL

           CO-STEEL AND GERDAU S.A. ANNOUNCE SUBSTANTIAL PROGRESS WITH
                              PROPOSED COMBINATION

Toronto, Ontario, September 12, 2002 -- Co-Steel Inc. of Whitby, Ontario, (TSX:
CEI), and Gerdau S.A. of Rio de Janeiro, Brazil (NYSE: GGB) are pleased to announce substantial progress in connection with the proposed combination of their North American operations. Management of both companies have been working diligently with each other in order to ensure an efficient and effective integration process. Based on these efforts, management of both companies reaffirmed their belief that the combined entity should be able to quickly and conservatively realize at least $35 million in synergy savings. The parties have also made substantial progress with their respective lenders towards obtaining the consents and waivers required in connection with the transaction.

As well, the parties have made substantial progress on matters of governance. "Gerdau had previously assured us of their commitment to best practices in corporate governance and to undertake a review of prevailing and emerging North American corporate governance trends in this connection. Gerdau has impressed us in having pursued this issue so expeditiously and to reflect this commitment, in response to a request from certain of our institutional shareholders, by formally agreeing that the Gerdau AmeriSteel board will continue to be comprised of a majority of independents for the foreseeable future, at least four years, following closing," said Joseph Heffernan, an independent director of Co-Steel who has agreed to continue to serve as such for Gerdau AmeriSteel. Governance and policy guidance of the audit and the executive compensation committees of the board will also be directed by a majority of independent directors.

The special meeting of Co-Steel shareholders is scheduled to occur on September 23, 2002. Subject to shareholder, regulatory and lender approvals (which management anticipates will be obtained on or shortly following the special meeting), the transaction is expected to close in early October, 2002.

This press release does not constitute an offer to sell or the solicitation of an offer to buy shares of Co-Steel or Gerdau S.A.

For more information please contact:

Terry Newman                                AmeriSteel
President & CEO                             (813) 207-2225
Co-Steel
(905) 665-3707                              Tom Landa
                                            Chief Financial Officer
Lone Waisberg                               AmeriSteel
Executive Vice President, Finance and       (813) 207-2300
Administration
Co-Steel                                    Osvaldo Schirmer
(905) 665-3708                              Executive Vice President & Chief
                                            Financial Officer
Phillip E. Casey                            Gerdau S.A.
President & CEO                             55-51-3323-2 108